Execution Version

WHEATON PRECIOUS METALS CORP.
as Borrower

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA,
ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK
as Co-Documentation Agents

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION BANK, MUFG BANK, LTD., CANADA BRANCH, EXPORT DEVELOPMENT CANADA, HSBC BANK CANADA, MIZUHO BANK, LTD., NATIONAL BANK OF CANADA AND BANK OF AMERICA, N.A., CANADA BRANCH
as Lenders

SIXTH AMENDING AGREEMENT TO THE AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of February 27, 2020

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SIXTH AMENDING AGREEMENT TO
AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

THIS AGREEMENT dated as of the 27th day of February, 2020.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the "Administrative Agent")

- and -

WHEATON PRECIOUS METALS CORP. (formerly known as Silver Wheaton Corp.), a corporation continued under the laws of the Province of Ontario

(herein called the "Borrower")

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the "Lenders" and individually called a "Lender")

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement dated as of February 27, 2015, as amended by a first amending agreement dated as of November 20, 2015, by a second amending agreement dated as of March 18, 2016, by a third amending agreement dated as of February 27, 2017, a fourth amending agreement dated February 27, 2018 and a fifth amending agreement dated February 27, 2019 in connection with a certain credit facility in favour of the Borrower (the "Credit Agreement");

AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

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ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1 General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Defined Terms

(a) The definition of "Individual Commitment" in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

""Individual Commitment" means, with respect to a particular Lender,

(a) at all times prior to the HSBC Payout, the amount set forth in Schedule A-1 attached hereto, and

(b) at all times after the HSBC Payout, the amount set forth in Schedule A-2 attached hereto in each case as reduced or amended from time to time pursuant to Sections 2.3, 8.3, 14.14 and 15.5 as the individual commitment of such Lender with respect to the Credit Facility, provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the Credit Facility."

(b) The definition of "LIBOR" in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

""LIBOR" means, with respect to any Interest Period applicable to a LIBOR Loan, the per annum rate of interest determined by the Administrative Agent, based on a three hundred sixty (360) day year as the rate for deposits in United States dollars appearing on the display referred to as the "LIBOR 01 Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service for a period equal to the number of days in the applicable Interest Period, at or about 11:00 a.m. (London, England time) on the second Banking Day prior to the first day of such Interest Period. If, at any time prior to (a) a Benchmark Replacement Date or (b) replacement of LIBOR with a Benchmark Replacement pursuant to Section 3.12,  such "LIBOR 01 Page" is not available, then "LIBOR" shall mean, with respect to any such Interest Period, the per annum rate of interest, based on a three hundred sixty (360) day year (rounded upwards, if necessary, to the nearest 1/100th of one percent) determined by the Administrative Agent at approximately 11:00 a.m. (London, England time) (or so soon thereafter as practicable) on the second Banking Day prior to the first day of such Interest Period offered to the Administrative Agent by leading banks in the London interbank market for the placing of United States dollar deposits with the Administrative Agent having a term comparable to such Interest Period and in an amount comparable to the principal amount of the Pro Rata Share of the Administrative Agent in respect of the applicable LIBOR Loan."

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(c) The definition of "Maturity Date" in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

""Maturity Date" means February 27, 2025."

(d) the following new definitions are hereby added to Section 1.1 of the Credit Agreement in alphabetical order:

""Benchmark Replacement" means the sum of: (a) the alternate benchmark rate (which may include Term SOFR) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the FRBNY or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to LIBOR for U.S. dollar-denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment.

"Benchmark Replacement Adjustment" means, with respect to any replacement of LIBOR with an Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of LIBOR with the applicable Unadjusted Benchmark Replacement by the FRBNY or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of LIBOR with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time.

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Interest Period," timing and frequency of determining rates and making payments of interest and other administrative matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement).

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"Benchmark Replacement Date" means the earlier to occur of the following events with respect to LIBOR:

(a) in the case of clause (a) or (b) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of LIBOR permanently or indefinitely ceases to provide LIBOR; or

(b) in the case of clause (c) of the definition of "Benchmark Transition Event," the date of the public statement or publication of information referenced therein.

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to LIBOR:

(a) a public statement or publication of information by or on behalf of the administrator of LIBOR announcing that such administrator has ceased or will cease to provide LIBOR, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide LIBOR;

(b) a public statement or publication of information by the regulatory supervisor for the administrator of LIBOR, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for LIBOR, a resolution authority with jurisdiction over the administrator for LIBOR or a court or an entity with similar insolvency or resolution authority over the administrator for LIBOR, which states that the administrator of LIBOR has ceased or will cease to provide LIBOR permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide LIBOR; or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of LIBOR announcing that LIBOR is no longer representative.

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"Benchmark Transition Start Date" means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Administrative Agent or the Majority Lenders, as applicable, by notice to the Borrower, the Administrative Agent (in the case of such notice by the Majority Lenders) and the Lenders.

"Benchmark Unavailability Period" means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to LIBOR and solely to the extent that LIBOR has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced LIBOR for all purposes hereunder in accordance with Section 3.12 and (y) ending at the time that a Benchmark Replacement has replaced LIBOR for all purposes hereunder pursuant to Section 3.12.

"Early Opt-in Election" means the occurrence of:

(a) (i) a determination by the Administrative Agent or (ii) a notification by the Majority Lenders to the Administrative Agent (with a copy to the Borrower) that the Majority Lenders have determined that U.S. dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in Section 3.12, are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace LIBOR, and

(b) (i) the election by the Administrative Agent or (ii) the election by the Majority Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower and the Lenders or by the Majority Lenders of written notice of such election to the Administrative Agent (with a copy to the Borrower).

"Federal Funds Effective Rate" means, for any particular day, the rate calculated by the FRBNY based on such day's federal funds transactions by depositary institutions (as determined in such manner as the FRBNY shall set forth on the FRBNY Website from time to time and published on the next succeeding Banking Day by the FRBNY as the federal funds rate.

"FRBNY" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

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"FRBNY Website" means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

"HSBC Payout" means (i) the non-pro rata prepayment of all Loans extended by HSBC Bank Canada to the Borrower under the Credit Facility on or before March 13, 2020, (ii) the reallocation of HSBC Bank Canada's Individual Commitment upon such prepayment to existing Lenders as per Schedule A-2 and (iii) HSBC Bank Canada ceasing to be a Lender upon such prepayment.

"SOFR" with respect to any day means the secured overnight financing rate published for such day by the FRBNY, as the administrator of the benchmark, (or a successor administrator) on the FRBNY Website.

"Term SOFR" means the forward-looking term rate based on SOFR that has been selected or recommended by the FRBNY.

"Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment."

2.3 Effect of Benchmark Discontinuance Event

The following new Section 3.12 of the Credit Agreement is hereby added immediately following Section 3.11:

"3.12 Effect of Benchmark Discontinuance Event

(a) Notwithstanding anything to the contrary herein or any other Credit Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace LIBOR with a Benchmark Replacement.  Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Banking Day after the Administrative Agent has posted such proposed amendment to all Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Majority Lenders. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Majority Lenders have delivered to the Administrative Agent written notice that such Majority Lenders accept such amendment. No replacement of LIBOR with a Benchmark Replacement pursuant to this Section 3.12 will occur prior to the applicable Benchmark Transition Start Date.

(b) In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

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(c) The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or Lenders pursuant to this Section 3.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 3.12.

Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for, conversion to or continuation of LIBOR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for, or conversion to, Base Rate Canada Loans."

2.4 Acknowledgement Regarding any Supported QFCs.

Article 15 of the Credit Agreement is hereby amended by adding the following after Section 15.14:

"15.15.  Acknowledgement Regarding Any Supported QFCs.

To the extent that the Credit Documents provide support, through a guarantee or otherwise, for any Hedging Agreement or any other agreement or instrument that is a QFC (such support, "QFC Credit Support", and each such QFC, a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support."

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(b) As used in this Section 15.15, the following terms have the following meanings:

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"Covered Entity" means any of the following:  (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"QFC" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

2.5 Schedules A and H

Schedules A and H to the Credit Agreement are hereby deleted in their entirety and replaced with Schedules A-1, A-2 and H hereto.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1 Conditions Precedent to Effectiveness of this Agreement

This agreement shall not become effective until the following conditions precedent are fulfilled:

(a) this agreement shall have been executed and delivered by each of the Borrower, the Administrative Agent and the Lenders;

(b) the attached acknowledgement and consent shall have been executed and delivered by each Guarantor to the Administrative Agent;

(c) the Borrower shall have paid to the Lenders and to The Bank of Nova Scotia and Bank of Montreal, in their respective capacities as co-lead arrangers of the Credit Facility (the "Joint-Lead Arrangers") all fees and expenses required to be paid in connection with the fee letter of even date executed by the Borrower and the Joint-Lead Arrangers.

ARTICLE 5
MISCELLANEOUS

5.1 No Default

The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2 Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to "this agreement", "hereunder", "hereof", or words of like import referring to the Credit Agreement, and each reference in any related document to the "Credit Agreement", "thereunder", "thereof", or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

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5.3 Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4 Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5 Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.  This agreement shall not create any novation.

5.6 No Waiver

This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7 Credit Document

This agreement shall be deemed to be a Credit Document.

5.8 Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9 Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

5.10 Exiting Lender

Each of the parties hereto acknowledges, consents and agrees to the HSBC Payout and agree that upon the HSBC Payout, HSBC Bank Canada shall cease to be a Lender hereunder and under the Credit Agreement (as amended by this sixth amendment) and agree that notwithstanding any term or condition contained in any Credit Document, HSBC Bank Canada shall not be required to sign any further amendments, waivers, acceptances or consents to this agreement or any other Credit Document.  Upon the HSBC Payout, HSBC Bank Canada's former Individual Commitment shall be reallocated in accordance with Schedule A-2 hereto.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

WHEATON PRECIOUS METALS CORP.
By:	/s/ Curt D. Bernardi
Name: Curt D. Bernardi
Title: Senior Vice-President, Legal and Corporate Secretary

By:
Name:
Title:

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THE BANK OF NOVA SCOTIA, as Administrative Agent
By:	/s/ Alastair Borthwick
Name: Alastair Borthwick
Title: Managing Director

By:	/s/ Agnes Podbielski
Name: Agnes Podbielski
Title: Associate Director

THE BANK OF NOVA SCOTIA, as Lender
By:	/s/ Kurt R. Foelimer
Name: Kurt R. Foelimer
Title: Director

By:	/s/ Monik Vora
Name: Monik Vora
Title: Associate Director

BANK OF MONTREAL, as Lender
By:	/s/ Jerome Doucet
Name: Jerome Doucet
Title: Managing Director

By
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	/s/ Peter Rawlins
Name: Peter Rawlins
Title: Managing Director

By:	/s/ Kazim Mehdi
Name: Kazim Mehdi
Title: Executive Director

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ROYAL BANK OF CANADA, as Lender
By:	/s/ Stam Fountoulakis
Name: Stam Fountoulakis
Title: Authorized Signatory

By:
Name:
Title:

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THE TORONTO-DOMINION BANK, as Lender
By:	/s/ Rahim Kabani
Name: Rahim Kabani
Title: Managing Director

By:	/s/ Ben Montgomery
Name: Ben Montgomery
Title: Director

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MUFG BANK, LTD., CANADA BRANCH, as Lender
By:	/s/ Samin Atique
Name: Samin Atique
Title: Authorized Signatory

By:
Name:
Title:

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EXPORT DEVELOPMENT CANADA, as Lender
By:	/s/ Christopher Wilson
Name: Christopher Wilson
Title: Senior Financing Manager

By:	/s/ Matthew Visser
Name: Matthew Visser
Title: Senior Associate

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MIZUHO BANK, LTD., as Lender
By:	/s/ Carmen Angelescu
Name: Carmen Angelescu
Title: Director

By:
Name:
Title:

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NATIONAL BANK OF CANADA, as Lender
By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

By:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

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BANK OF AMERICA, N.A., CANADA BRANCH, as Lender
By:	/s/ David Rafferty
Name: David Rafferty
Title: Senior Vice President

By:
Name:
Title:

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HSBC BANK CANADA, as Lender
By:	/s/ Dieter Stefely
Name: Dieter Stefely
Title: Director,Banking HSBC Bank Canada Signature #048455 (A)

By:	/s/ Sudip Mukherjee
Name: Sudip Mukherjee
Title: Associate, Global Banking 072190

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ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower's Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantee.

WHEATON PRECIOUS METALS INTERNATIONAL LTD.
By:	/s/ Nik Tatarkin
Name:	Nik Tatarkin
Title:	President

By:
Name:
Title:

SILVER WHEATON LUXEMBOURG SARL
By:	/s/ Ounesh Reebye
Name:	Ounesh Reebye
Title:	Manager A

By:
Name:
Title:

WHEATON PRECIOUS METALS (CAYMAN) CO.
By:	/s/ Nik Tatarkin
Name:	Nik Tatarkin
Title:	Director

By:	/s/ Ounesh Reebye
Name:	Ounesh Reebye
Title:	Director

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SCHEDULE A-1
LENDERS AND INDIVIDUAL COMMITMENTS
PRIOR TO THE HSBC PAYOUT

Lenders	Individual Commitment
The Bank of Nova Scotia	$255,000,000
Bank of Montreal	$255,000,000
Canadian Imperial Bank of Commerce	$220,000,000
Royal Bank of Canada	$220,000,000
The Toronto-Dominion Bank	$220,000,000
HSBC Bank Canada	$170,000,000
MUFG Bank, Ltd., Canada Branch	$150,000,000
National Bank of Canada	$150,000,000
Mizuho Bank., Ltd.	$120,000,000
Export Development Canada	$120,000,000
Bank of America, N.A., Canada Branch	$120,000,000

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SCHEDULE A-2
LENDERS AND INDIVIDUAL COMMITMENTS
SUBSEQUENT TO THE HSBC PAYOUT

Lenders	Individual Commitment
The Bank of Nova Scotia	$275,000,000
Bank of Montreal	$275,000,000
Canadian Imperial Bank of Commerce	$235,000,000
Royal Bank of Canada	$235,000,000
The Toronto-Dominion Bank	$235,000,000
National Bank of Canada	$235,000,000
Bank of America, N.A., Canada Branch	$150,000,000
MUFG Bank, Ltd., Canada Branch	$120,000,000
Export Development Canada	$120,000,000
Mizuho Bank., Ltd.	$120,000,000

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SCHEDULE H
APPLICABLE RATES

Level	Leverage Ratio	LIBOR Loan interest rate margin	Base Rate Canada Loan interest rate margin	Standby Fee
1	< 1.00x	1.000% per annum	0.000% per annum	0.200% per annum
2	< 2.00x	1.400% per annum	0.400% per annum	0.280% per annum
3	< 3.00x	1.650% per annum	0.650% per annum	0.330% per annum
4	≥ 3.00x	2.050% per annum	1.050% per annum	0.410% per annum

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